Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 02628)

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that the principal place of business of the Company in Hong Kong has been changed to Room 1403, 14/F., C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong with effect from 22 August 2014.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 22 August 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang